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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No.  2     )*
                                             --------

                             Wild Oats Markets, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    96808B107
            --------------------------------------------------------
                                 (CUSIP Number)


                                 January 1, 1999
            --------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  |_| Rule 13d-1(b)

  |_| Rule 13d-1(c)

  |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

CUSIP No.   96808B107           SCHEDULE 13G          Page   2   of   10   Pages
--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Chase Venture Capital Associates, L.P.
           13-337-6808

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           California

                         5      SOLE VOTING POWER
                                1,867,885
     NUMBER OF

 SHARES BENEFICIALLY     6      SHARED VOTING POWER
                                Not applicable.
     OWNED BY

       EACH              7      SOLE DISPOSITIVE POWER
                                1,867,885
     REPORTING

      PERSON             8      SHARED DISPOSITIVE POWER
                                Not applicable.
       WITH


     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,867,885

     10 CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|


     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               14.3%

     12        TYPE OF REPORTING PERSON*
               PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Wild Oats Markets, Inc.                        CUSIP Number:  96808B107
--------------------------------------------------------------------------------

Item 1.

                  (a)  Name of Issuer:
                       Wild Oats Markets, Inc.

                  (b)  Address of Issuer's Principal Executive Offices:
                       1645 Broadway
                       Boulder, Colorado  80302

Item 2.

                  (a)  Name of Person Filing:
                       Chase Venture Capital Associates, L.P.

                       Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

                  (b)  Address of Principal Business Office or, if none,
                       Residence:
                       380 Madison Avenue, 12th Floor
                       New York, New York  10017

                  (c)  Citizenship:
                       See Row 4 on cover page.

                  (d)  Title of Class of Securities (of Issuer):
                       Common Stock

                  (e)  CUSIP Number:
                       See top of cover page.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                     Not applicable.

Item 4.           Ownership

                  (a)  Amount Beneficially Owned:
                       1,867,885 (as of December 31, 1998)

                  (b)  Percent of Class:
                       14.3% (as of December 31, 1998)


                               Page 3 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Wild Oats Markets, Inc.                        CUSIP Number:  96808B107
--------------------------------------------------------------------------------

                  (c)  Number of shares as to which such person has:

                       (i)      1,867,885
                       (ii)     Not applicable.
                       (iii)    1,867,885
                       (iv)     Not applicable.

Item 5.           Ownership of Five Percent or Less of a Class

                      Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                      Not applicable.

Item 8.           Identification and Classification of Members of the Group

                      Not applicable.

Item 9.            Notice of Dissolution of Group

                       Not applicable.

Item 10.           Certification

                       Not applicable.


                               Page 4 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Wild Oats Markets, Inc.                        CUSIP Number:  96808B107
--------------------------------------------------------------------------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1999               CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                                       By:  CHASE CAPITAL PARTNERS,
                                            its General Partner




                                       By: /s/ Jeffrey C. Walker
                                          ----------------------
                                          Name: Jeffrey C. Walker
                                          Title:   Managing General Partner






                               Page 5 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Wild Oats Markets, Inc.                        CUSIP Number:  96808B107
--------------------------------------------------------------------------------


                                  EXHIBIT 2(a)
                                  ------------

                  This statement is being filed by Chase Venture Capital Associates, L.P. (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                                  John R. Baron
                                  Christopher C. Behrens
                                  Mitchell J. Blutt, M.D.
                                  Arnold L. Chavkin
                                  I. Robert Greene
                                  Michael R. Hannon
                                  Donald J. Hofmann
                                  Stephen P. Murray
                                  John M. B. O'Connor
                                  Brian J. Richmand
                                  Shahan D. Soghikian
                                  Jonas Steinman
                                  Jeffrey C. Walker
                                  Damion E. Wicker, M.D.

                  Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation. The general partner of each of Principals and European Principals is Chase Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

                  The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. Citizen.



                               Page 6 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Wild Oats Markets, Inc.                        CUSIP Number:  96808B107
--------------------------------------------------------------------------------

                                                                      SCHEDULE A
                                                                      ----------


                            CHASE CAPITAL CORPORATION
                            -------------------------


                               Executive Officers
                               ------------------


 Chairman & Chief Executive Officer           William B. Harrison, Jr.*
 President                                    Jeffrey C. Walker**
 Executive Vice President                     Mitchell J. Blutt, M.D.**
 Vice President & Secretary                   Gregory Meridith*
 Vice President                               George E. Kelts**
 Assistant Secretary                          Robert C. Carroll*



                                    Directors
                                    ---------


                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**



-------------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.



                               Page 7 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Wild Oats Markets, Inc.                        CUSIP Number:  96808B107
--------------------------------------------------------------------------------

                                                                      SCHEDULE B
                                                                      ----------

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers*

                    Walter V. Shipley, Chairman of the Board
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                 Donald L. Boudreau, Vice Chairman of the Board
                    Marc Shapiro, Vice Chairman of the Board
                 Joseph G. Sponholz, Vice Chairman of the Board
                   John J. Farrell, Director, Human Resources
        Frederick W. Hill, Director Corporate Marketing and Communication
                       William H. McDavid, General Counsel




                                   Directors**
                                   ---------


                                       Principal Occupation or Employment;
 Name                                  Business or Residence Address
 ----                                  -----------------------------

 Hans W. Becherer                      Chairman of the Board
                                       Chief Executive Officer
                                       Deere & Company
                                       8601 John Deere Road
                                       Moline, IL 61265

 Frank A. Bennack, Jr.                 President and Chief Executive Officer
                                       The Hearst Corporation
                                       959 Eighth Avenue
                                       New York, NY  10019

 Susan V. Berresford                   President
                                       The Ford Foundation
                                       320 East 43rd Street
                                       New York, NY  10017


-----------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.


                               Page 8 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Wild Oats Markets, Inc.                        CUSIP Number:  96808B107
--------------------------------------------------------------------------------

                                       Principal Occupation or Employment;
 Name                                  Business or Residence Address
 ----                                  -----------------------------

 M. Anthony Burns                      Chairman, President and CEO
                                       Ryder System, Inc.
                                       3600 N.W. 82nd Avenue
                                       Miami, FL  33166

 H. Laurance Fuller                    Chairman of the Board and
                                        Chief Executive Officer
                                       Amoco Corporation
                                       200 East Randolph Drive
                                       Chicago, IL  60601

 Melvin R. Goodes                      Chairman of the Board and Chief Executive
                                        Officer
                                       Warner-Lambert Company
                                       201 Tabor Road
                                       Morris Plains, NJ  07950

 William H. Gray, III                  President and Chief Executive Officer
                                       The College Fund/UNCF
                                       8260 Willow Oaks Corporate Drive
                                       P.O. Box 10444
                                       Fairfax, VA  22031

 George V. Grune                       Chairman of the Board and Chief Executive
                                        Officer
                                       The Reader's Digest Association, Inc.
                                       Chairman of the Board
                                       The DeWitt Wallace-Reader's Digest Fund
                                       Lila Wallace-Reader's Digest Fund
                                       Reader's Digest Road
                                       Pleasantville, NY  10570

 William B. Harrison, Jr.              Vice Chairman of the Board
                                       The Chase Manhattan Corporation
                                       270 Park Avenue, 8th Floor
                                       New York, NY  10017-2070

 Harold S. Hook                        Retired Chairman of the Board
                                       American General Corporation
                                       2929 Allen Parkway
                                       Houston, TX  77019

 Helene L. Kaplan                      Of Counsel
                                       Skadden, Arps, Slate, Meagher & Flom
                                       919 Third Avenue - Room 29-72
                                       New York, NY  10022

 Thomas G. Labrecque                   President
                                       The Chase Manhattan Corporation
                                       270 Park Avenue, 8th Floor
                                       New York, NY  10017-2070


                               Page 9 of 10 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer:  Wild Oats Markets, Inc.                        CUSIP Number:  96808B107
--------------------------------------------------------------------------------

                                       Principal Occupation or Employment;
 Name                                  Business or Residence Address
 ----                                  -----------------------------

 Henry B. Schacht                      Retired Chairman of the Board and
                                        Chief Executive Officer
                                       Lucent Technologies, Inc.
                                       600 Mountain Avenue - Room 6A511
                                       Murray Hill, NJ  07974

 Walter V. Shipley                     Chairman of the Board
                                       The Chase Manhattan Corporation
                                       270 Park Avenue, 8th Floor
                                       New York, NY  10017-2070

 Andrew C. Sigler                      Retired Chairman of the Board
                                        and Chief Executive Officer
                                       Champion International Corporation
                                       1 Champion Plaza
                                       Stamford, CT 06921

 John R. Stafford                      Chairman, President and Chief
                                        Executive Officer
                                       American Home Products Corporation
                                       Five Giralda Farms
                                       Madison, NJ  07940

 Marina v.N. Whitman                   Professor of Business Administration
                                        and Public Policy
                                       The University of Michigan
                                       School of Public Policy
                                       411 Lorch Hall, 611 Tappan Street
                                       Ann Arbor, MI  48109-1220


                               Page 10 of 10 Pages